[Qimonda AG Letterhead]

Qimonda AG • Postfach 83 07 12 • 81707 München

United States Securities and Exchange Commission Attn. Russell Mancuso Washington, D.C. 20549 USA

Name/Department	Phone/Fax/E-mail	Our sign	Your letter	Date
François Eksteen	+49 (0)89 60088 - 3065	QAG		July 16, 2008
QAG AFR ARR	+49 (0)89 60088 - 443065 francois.eksteen@qimonda.com

Re:	Qimonda AG Form 20-F for the Fiscal Year Ended September 30, 2007 File No. 001-32972

Dear Mr. Mancuso:

By letter dated July 2, 2008, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided comments on our reply letter dated June 2, 2008 and on the annual report for the year ended September 30, 2007 on Form 20-F (File No. 001-32972) (the “Form 20-F”) filed on November 16, 2007 by Qimonda AG (the “Company”). This letter sets forth the Company’s responses to the Staff’s comments on those filings.

For convenience, we have reproduced below in italics the Staff’s comments and have provided our response immediately below the comments.

Form 20-F as of September 30, 2007

Related Party Transactions, page 127

1.

Please expand your response to prior comment 3 to address all of the figures in footnote 27, including those that are not related to Infineon. For example, your response does not appear to address items disclosed in footnote 27 relating to “Associated and Related Companies” and “Employee Receivables.”

Qimonda AG

Postal address Postfach 83 07 12 • 81707 München

Headquarters Gustav-Heinemann-Ring 212 • 81739 München • Tel +49 (0)89 60088 0 • www.qimonda.com

Chairman of the Supervisory Board Peter J. Fischl Board Kin Wah Loh (CEO) • Dr. Michael Majerus • Thomas J. Seifert

Commercial register at Amtsgericht München HRB 152545 Registered office München

1

Response:

In our response of June 2, 2008, we expanded the figures in footnote 27 related to purchases by Infineon group companies. Footnote 27 in our Form 20-F also contains breakdowns for Infineon group companies in other areas and we refer the Staff there for those totals. Below we expand on the amounts and identities of the other associated and related companies. Receivables, payables and purchases with associated and related companies other than Infineon group companies during the year ended September 30, 2007 were as follows:

in Euro million	FY 2007
Inotera Memories Inc.	3
Total Associated and Related Companies – trade receivables (note 27)	3

in Euro million	FY 2007
NamLab GmbH	2
Total Associated and Related Companies – financial and other receivables (note 27)	2

 NamLab GmbH is a joint venture between us and the Technical University of Dresden.

in Euro million	FY 2007
Qimonda North America Corporation	1
Qimonda Richmond, LLC	1
Other Qimonda companies (Mainly: Dresden, Porto, Malaysia, China)	1
Employee receivables (note 27)	3

 Employee receivables represent advances to non senior management employees meeting specific requirements such as tuition, housing and relocation.
|

in Euro million	FY 2007

Inotera Memories Inc.	99
Total Associated and Related Companies – trade payables (note 27)	99

Page 2 of 4 to the letter of July 16, 2008

2

Trade payables with Inotera Memories Inc. (“Inotera”) refer to the amounts to be paid to Inotera for received products. Amounts are normally paid within the next two months.

in Euro million	FY 2007

Inotera Memories Inc.	546
Total Associated and Related Companies – purchases (note 27)	546

 All purchases from Inotera refer to wafer supplies for manufacturing purposes.

We acknowledge the Staff’s comment and in the future we will provide a similarly detailed break down in our related party transactions disclosure section in addition to the note disclosure.

* * * * * *

 On behalf of the Company, the undersigned hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Page 3 of 4 to the letter of July 16, 2008

3

If you have any questions or require any additional information with respect to the above, please do not hesitate to call François Eksteen, Senior Director Financial Accounting and Financial Reporting, at +49 89 60088-3065. Alternatively, you may call our counsel Ward Greenberg or Steve Benham at Cleary Gottlieb Steen & Hamilton LLP at +49 69 97103-0.

Very truly yours,
Qimonda AG

By:	/s/ Dr. Michael Majerus
Name:	Dr. Michael Majerus
Title:	Chief Financial Officer

By:	/s/ Torsten Klee
Name:	Torsten Klee
Title:	Head of Accounting